EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

          The Registrant has one wholly-owned subsidiary corporation, the Bank, and the Bank has eight wholly-owned subsidiary corporations.  Each is a Florida corporation.

1.	Appraisal Analysts, Inc.

2.	H. F. Development Company, Inc.

3.	Indigo Tree, Inc. (inactive)

4.	The Palm Bay Inn Corporation (inactive)

5.	Highland Communities, Inc. (inactive)

6.	CFD, Inc. (inactive)

7.	Harbor Insurance Agency, Inc.

8.	Harbor Florida Financial Services, Inc.